SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                SearchHelp, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  8122 2P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                William Bozsnyak
                              c/o SearchHelp, Inc.
                               1055 Stewart Avenue
                               Bethpage, NY 11714
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                              and Communications)


                               - with copies to -


                            Ralph A. Siciliano, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                January 23, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------------------------                                     -----------------
CUSIP No.    8122 2P 10 6                                      Page 2 of 5 Pages
--------------------------                                     -----------------

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Joel San Antonio
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2.   CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
     Inapplicable
--------------------------------------------------------------------------------
3.   SEC USE ONLY
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4.   SOURCES OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
    NUMBER OF                7.   SOLE VOTING POWER          1,700,000
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              8.   SHARED VOTING POWER        0
     OWNED BY                ---------------------------------------------------
       EACH                  9.   SOLE DISPOSITIVE POWER     1,700,000
    REPORTING                ---------------------------------------------------
   PERSON WITH               10.  SHARED DISPOSTIVE POWER    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,700,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                             [ ]
     Inapplicable
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------
CUSIP No. 8122 2P 10 6                                         Page 3 of 5 Pages
--------------------------                                     -----------------

This Amendment No. 1 to Schedule 13D amends the Schedule 13D, filed by Mr. Joel San Antonio with the Securities and Exchange Commission on January 27, 2003, to reflect sales of the Reporting Person's holdings of the Issuer's securities.

ITEM 1   Security and Issuer
------   -------------------

         Title of Class of Securities
         ----------------------------

                  Common Stock, $.0001 par value per share (the "Shares")

         Name and Address of Issuer
         --------------------------

                  SearchHelp, Inc. (the "Issuer")
                  1055 Stewart Avenue, Suite 12
                  Bethpage, NY 11714

ITEM 2   Identity and Background
------   -----------------------

         (a)      Joel San Antonio ("Mr. San Antonio")

         (b) c/o Warrantech Corporation 350 Bedford Street, Suite 203 Stamford, CT 06901

         (c) Mr. San Antonio is the Chief Executive Officer and the Chairman of the Board of Directors of the entity (and each of its principal operating subsidiaries) whose address is set forth in Item 2(b) above.

         (d) During the past five years Mr. San Antonio has not been convicted in a criminal proceeding.

         (e) During the past five years Mr. San Antonio has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining him from or mandating activities subject to federal or state securities laws, or finding him in violation of such laws.

         (f)      United States of America.

ITEM 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         The 1,700,000 Shares owned by Mr. San Antonio were purchased by him using personal funds.

--------------------------                                     -----------------
CUSIP No. 8122 2P 10 6                                         Page 4 of 5 Pages
--------------------------                                     -----------------

ITEM 4   Purpose of Transaction
------   ----------------------

Mr. San Antonio does not have any plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Mr. San Antonio reserves the right to acquire or dispose of additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors. Other than as described above, Mr. San Antonio does not have any plans or proposals which would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

--------------------------                                     -----------------
CUSIP No. 8122 2P 10 6                                         Page 5 of 5 Pages
--------------------------                                     -----------------

ITEM 5   Interest in Securities of the Issuer
------   ------------------------------------

         (a) As of the date of this Schedule 13-D, Mr. San Antonio owns 1,700,000 Shares. Based upon a total of 36,182,760 shares of the Issuer's outstanding Common Stock outstanding as of November 11, 2005 (based upon information obtained from the Issuer's Form 10QSB for the period ending September 30, 2005), the shares which Mr. San Antonio may be deemed to beneficially own represent approximately 4.7% of the Issuer's outstanding shares of Common Stock.

         (b) Mr. San Antonio has sole power to dispose and direct the disposition of the 1,700,000 Shares owned by him as of the date hereof.

         (c) In a series of private transactions taking place on January 23, 2006, Mr. San Antonio sold an aggregate of 3,800,000 shares to 21 purchasers at a price of fifteen cents ($0.15) per share.

         (d)      Inapplicable.

         (e) Mr. San Antonio ceased to be the beneficial owner of more than five percent of the class of security on January 23, 2006.

ITEM 6   Contracts, Arrangements, Understandings or Relationships with
------   -------------------------------------------------------------
         Respect to Securities of the Issuer
         -----------------------------------

         None.

ITEM 7   Material to Be Filed as Exhibits
------   --------------------------------

         None.


SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       January 23, 2006
                                       -----------------------------------------
                                       (Dated)


                                       /s/ JOEL SAN ANTONIO
                                       -----------------------------------------
                                       (Signature)


                                       -----------------------------------------
                                       (Title)